ICEWEB, INC.

205 Van Buren Street

Herndon, Virginia 20170

telephone 703-964-8000

November 10, 2005

‘CORRESP’

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Karen J. Garnett, Assistant Director

Re:	IceWEB, Inc. (the “Company”)
Registration Statement on Form SB-2
SEC file number 333-126898

Ladies and Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Monday, November 14, 2005 at 4 p.m., Eastern Daylight time, or as soon thereafter as is practicable. We are making this request prior to discussion with the staff in an effort to have all documents on file with the staff prior to the date on which the financial statements contained in the above-captioned registration statement are “stale.” We will, of course, withdraw this letter if so requested by the staff.

The undersigned registrant acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

IceWEB, Inc.

/s/ John R. Signorello
John R. Signorello, President